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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Dustin, Jacob D (Last) (First) (Middle)		Intrepid Technology & Resources, Inc., "IESV"					###-##-####

	5120 E. Comish Dr	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			09/2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	Idaho Falls, ID 83406 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Vice President/Secretary

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock		12/12/01				P		36,000	A	$1980		36,000		D

	Common Stock		1/14/02				P		13,330	A	$2000		49,330		D

	Common Stock		1/30/02				J		187,500	D	$16,000		236,830		D

	Common Stock		2/28/02				G		2000	D	$220		234,830		D

	Common Stock		2/28/02				G		2000	D	$220		232,830		D

	Common Stock		2/28/02				G		2000	D	$220		230,830		D

	Common Stock		2/28/02				G		5000	D	$550		225,830		D

	Common Stock		2/28/02				S		13,330	D	$1466.30		212,500		D

	Common Stock		4/01/02				S		7,000	D	$2555		205,500		D

	Common Stock (Rule 144 Restricted)		4/16/02				J		3,751,001	D	N/A		3,956,501		D

	Common Stock		5/8/02				G		300	D	$30		3,956,201		D

	Common Stock		5/8/02				G		300	D	$30		3,955,901		D

	Common Stock		5/8/02				G		300	D	$30		3,955,601		D

	Common Stock		5/8/02				G		300	D	$30		3,955,301		D

	Common Stock		5/8/02				G		500	D	$50		3,954,801		D

	Common Stock		5/23/02				G		11,000	D	$605		3,943,801		D

	Common Stock		5/23/02				G		7,000	D	$385		3,936,801		D

	LAST ENTRY FOR FY ENDING 6/30/02

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Common Stock		N/A		N/A				N/A

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

Page 1, 1/30/02 "J" coded transaction for 187,500 shares: these shares issued by Iron Mask Mining Company for payment of engineering consulting fees in lieu of cash . Page 1, 2/28/02 "G" coded transactions (4 each) were all UGMA transfers to minor-aged children (2000 shares each to Joel A. Dustin, Jacqueline F. Dustin, and Jeremiah S. Dustin; 5000 shares to Cherie A. Dustin).

/s/ Jacob D. Dustin	9/16/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.